Exhibit 99.1

theScore Announces Shareholder Approval of its Acquisition by the
Arrangement with Penn National Gaming

OCTOBER 12, 2021 – TORONTO, ONTARIO – Score Media and Gaming Inc. (“theScore” or the “Company”) (TSX: SCR; NASDAQ: SCR) is pleased to announce that holders (the “Company Shareholders”) of its Class A Subordinate Voting Shares and Special Voting Shares have voted in favour of the previously announced acquisition by Penn National Gaming, Inc. by way of a Plan of Arrangement (the “Arrangement”) at the Company's special meeting of shareholders (the “Meeting”) held on October 12, 2021.

The completion of the Arrangement requires the approval of: (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by Company Shareholders; and (ii) a majority of the votes cast at the Meeting in person or by proxy by Company Shareholders, each voting as a separate class, excluding the votes of persons whose votes must be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The voting results from the Meeting are as follows:

	Votes For	%	Votes Against	%
Class A Subordinate Voting Shareholders and Special Voting Shareholders	37,202,211	99.96	13,881	0.04
Class A Subordinate Voting Shareholders (excluding votes attached to the Class A Subordinate Voting Shares required to be excluded for the purposes of “minority approval” under MI 61-101).	36,582,187	99.96	13,881	0.04
Special Voting Shareholders (excluding votes attached to the Special Voting Shares required to be excluded for the purposes of “minority approval” under MI 61-101).	557	100	-	-

Subject to receipt of a final order in respect of the Arrangement from the Supreme Court of British Columbia, and satisfaction or waiver of the other conditions to closing contained in the arrangement agreement with Penn National Gaming, Inc., the Arrangement is expected to close on October 19, 2021.

About Score Media and Gaming Inc.

theScore empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. theScore also creates and distributes innovative digital content through its web, social and esports platforms.

On August 5, 2021, it was announced that Penn National Gaming, Inc. (PENN: NASDAQ) had entered into an agreement to acquire theScore in a deal that brings together two industry leaders to create North America’s leading digital sports media, gaming and technology company.

Forward-Looking Information

Forward-Looking Information This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “goal,” “seeks,” “may,” “will,” “should,” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding the Arrangement and the expected closing thereof. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company’s future financial results and business as well as the expected completion of the Arrangement and the timing thereof. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the closing of the Arrangement may be delayed or may not occur at all, for reasons beyond the Company’s control; (b) the requirement for the closing conditions in the arrangement agreement with Penn National to be satisfied or waived; (c) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of theScore and Penn National to terminate the arrangement agreement between the companies; and (d) other factors as discussed in theScore’s Annual Information Form as filed with applicable securities regulatory authorities in Canada and as filed with the U.S. Securities and Exchange Commission, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and the Management Information Circular of theScore dated September 10, 2021. The Company does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.

Contacts

For more information, please contact:

Investor Relations:

Alvin Lobo

Chief Financial Officer

ir@thescore.com

416-479-8812

Richard Land, James Leahy

JCIR

scr@jcir.com

212-835-8500

General Media Inquiries:

Daniel Sabreen

Vice President, Communications

Score Media and Gaming Inc.

dan.sabreen@thescore.com

917-722-3888 ext. 706